UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-51264

Western Reserve Bancorp, Inc.

(Exact name of registrant as specified in its charter)

4015 Medina Road Suite 100 Medina Ohio 44256

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒*
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

*	Effective December 3, 2012, Western Reserve Bancorp, Inc. was merged with and into Westfield Bancorp, Inc., an Ohio corporation.

Approximate number of holders of record as of the certification or notice date:         0

Pursuant to the requirements of the Securities Exchange Act of 1934, Westfield Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 4, 2012	By:	/s/ Jon W. Park
Jon W. Park, Chairman & Bank Leader